Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

1.	Names of parties

Algonquin Power & Utilities Corp. (formerly Hydrogenics Corporation) (“Old Hydrogenics”)

Algonquin Power Income Fund (the “Fund”)

Hydrogenics Corporation (formerly 7188501 Canada Inc.) (“New Hydrogenics”)

2.	Description of the transaction

On October 27, 2009, Old Hydrogenics completed its take-over bids (the “Offers”) for all of the issued and outstanding units and convertible debentures of the Fund. In addition, Old Hydrogenics completed a plan of arrangement (the “Plan of Arrangement”) between Old Hydrogenics, New Hydrogenics, Stuart Energy Systems Corporation (“Stuart Energy”) and Hydrogenics Test Systems Inc. (“Test Systems”).

Pursuant to the Offers, unitholders of the Fund (“Unitholders”) exchanged their units of the Fund for a new class of common shares of Old Hydrogenics (“New Common Shares”), and debentureholders of the Fund exchanged their convertible debentures for convertible debentures of Old Hydrogenics (“New Debentures”) or New Common Shares (subject to certain limits and conditions), which has resulted in, among other things, Unitholders becoming shareholders of Old Hydrogenics and the Fund becoming a subsidiary entity of Old Hydrogenics. Pursuant to the Plan of Arrangement, Old Hydrogenics changed its name from Hydrogenics Corporation to “Algonquin Power & Utilities Corp.”

Subject to the final approval of the Toronto Stock Exchange (“TSX”), the New Common Shares and New Debentures will be listed on the TSX.

3.	Effective date of the transaction

October 27, 2009

4.	Names of each party, if any, that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity

Old Hydrogenics and the Fund each continue as a reporting issuer. New Hydrogenics has become a reporting issuer.

5.	First financial year end

Old Hydrogenics: December 31, 2009.

6.	Periods of the Interim and Annual Filing Statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction

Old Hydrogenics: Quarter ending December 31, 2009 and year ending December 31, 2009.

7.	Documents filed under this Instrument that described the transaction and where those documents can be found in electronic format, if paragraph (a) or subparagraph (b)(ii) applies

Copies of the following documents are available under Old Hydrogenics’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

•	Material Change Report dated October 27, 2009.

•	Divestiture Agreement among Old Hydrogenics, Stuart Energy, Test Systems and New Hydrogenics dated October 27, 2009.

•	Indemnity Agreement between Old Hydrogenics and New Hydrogenics dated October 27, 2009.

•	Take-Over Bid Circular of Old Hydrogenics for units of the Fund dated September 21, 2009.

•	Take-Over Bid Circular of Old Hydrogenics for convertible debentures of the Fund dated September 21, 2009.

•	Trust indenture between Old Hydrogenics and CIBC Mellon Trust Company dated October 27, 2009

•	Management Proxy Circular of Old Hydrogenics dated June 25, 2009 with the Plan of Arrangement attached as Appendix F thereto.

Copies of the following documents are available under the Fund’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

•	Trustees’ Circular dated September 21, 2009 issued in connection with the take-over bid for units of the Fund made by Old Hydrogenics.

•	Trustees’ Circular dated September 21, 2009 issued in connection with the take-over bid for convertible debentures of the Fund made by Old Hydrogenics.

•	Support Agreement among Old Hydrogenics, the trustees of the Fund and New Hydrogenics dated June 11, 2009.

•	Expense Reimbursement Agreement among Old Hydrogenics, the trustees of the Fund and New Hydrogenics dated June 11, 2009.

DATED this 27th day of October, 2009.

ALGONQUIN POWER & UTILITIES CORP.

By:	“David Bronicheski”
Name:	David Bronicheski
Title:	Chief Financial Officer